UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Infinity Fuel Cell and Hydrogen, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 18, 2005

Physical address of issuer
431 A Hayden Station Road, Windsor, CT 06095

Website of issuer
www.infinityfuel.com

Name of co-issuer
Infinity Fuel Cell and Hydrogen CP SPV, LLC

Legal status of co-issuer

    Form

Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
September 6, 2023

Physical address of co-issuer
431A Hayden Station Road, Windsor, CT 06095

Website of co-issuer
www.infinityfuel.com

Current number of employees 14

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,193,910.00	$1,847,289.00
Cash & Cash Equivalents	$501,924.00	$210,679.00
Accounts Receivable	$555,406.00	$61,634.00
Short-term Debt	$511,763.00	$2,942,420.00
Long-term Debt	$800,000.00	$0.00
Revenues/Sales	$3,219,804.00	$6,940,614.00
Cost of Goods Sold	$1,815,825.00	$6,495,641.00
Taxes Paid	$9,423.00	$27,760.00
Net Income	-$60,295.00	-$2,215,272.00

ANNUAL REPORT

Infinity Fuel Cell and Hydrogen, Inc.
April 26, 2025
FORM C-AR



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Infinity Fuel Cell and Hydrogen, Inc., a Delaware Corporation (the " Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.infinityfuel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Infinity Fuel Cell and Hydrogen, Inc. (the "Company") is a Delaware Corporation, formed on February 18, 2005.

The Company is located at 431 A Hayden Station Road, Windsor, CT 06095.

The Company's website is www.infinityfuel.com.

The information available on or through our website is not a part of this Form C-AR.

Infinity Fuel Cell and Hydrogen CP SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on September 6, 2023.

The Co-Issuer is located at 431A Hayden Station Road, Windsor, CT 06095.

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments. We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance power systems fueled by green hydrogen.

Our technological advantages include:
- Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient air-independent fuel cells for space and underwater applications.
- Zero-gravity compatible fuel cell and electrolyzer designs
- The ability to directly generate high pressure hydrogen (150 BAR and above) from low pressure input water without mechanical compression
- High current density operation of fuel cells and electrolyzers
- Patented modular system regenerative fuel cell designs

History of the Business

- Infinity Fuel Cell and Hydrogen, LLC was formed on November 25, 2002. It was wholly owned by the single managing member William Smith.
- Infinity Fuel Cell and Hydrogen, Inc. was formed as a Delaware C Corporation on February 18, 2005.
- On April 5, 2005, Infinity Fuel Cell and Hydrogen, LLC changed its name to Infinity Technologies, LLC and remained a single-member LLC owned by William Smith.
- On December 11, 2006, Infinity Fuel Cell and Hydrogen, Inc. acquired Infinity Technologies, LLC, and the managing member of Infinity Technologies, LLC changed from William Smith to Infinity Fuel Cell and Hydrogen, Inc.
- Infinity Technologies, LLC, as of today, remains a wholly owned unit of Infinity Fuel Cell and Hydrogen, Inc.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any class C non-voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hydrogen and fuel cell industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

We may not raise enough capital and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. In the current interest rate environment, it could be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. These percentages reflect the net proceeds received by the company from the SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion- Plan of Operations."

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The SPV, Infinity Fuel Cell and Hydrogen CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured prototype products for our fuel cells and electrolyzers. Delays or cost overruns in the development of these products and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Class C non-voting shares that an investor is buying have no voting rights attached to them. This means that you will have no right to influence how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You trust that management will make the best decision for the company. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may possibly cease operating, and you would get nothing. Even if we sell all the common stock we are offering now, the Company may possibly need to raise more funds in the future, and if it can't get them, we might fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Information

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that late investors have. Once we meet our Target Offering Amount for this offering, we may request that an Intermediary instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new products could fail to achieve the sales projections we expect

Our growth projections assume that with an increased advertising, sales, and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products in the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior product than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation by agencies such as FTC (Federal Trade Commission), the DOD (Department of Defense), NASA, and other relevant government agencies or congressional laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no

longer be in the best interest of the Company. At such time the Company may no longer want to sell certain product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-connected business, we may be vulnerable to hackers who might access our data. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or us could harm our reputation and materially negatively impact our financial condition and business.

Risk of major government and/or private contract funding-Federal Budget Bills
A portion of our funding is derived from direct government and commercial entity contracts and subcontracts with leading prime contractors. Many of these programs meet the needs of NASA, DoD and other government agencies. All of these agencies are subject to possibly changes in government policy and related allocated funding. Funding from Federal funding sources, carry certain general risks associated with continuity and with the efficient administration of the Federal budget.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other elements, the Risk Factors discussed above.

BUSINESS

Description of the Business

Infinity was founded as an LLC in 2002 and converted to a C corporation in 2005. Infinity designs, builds, tests, and delivers complete Proton Exchange Membrane, PEM, fuel cell and PEM electrolyzer systems. Our patents and proprietary technology have helped win multiple contracts with NASA, space commerce and commercial aerospace companies, and various branches of the US Military. For spacecraft, space surface operations and underwater vehicles Infinity is developing a new generation of fuel cells and electrolyzers to operate and survive in these extreme environments. We are bringing these technologies down to earth to help invent a carbon-free future. Applications include commercial aircraft fuel cells and green hydrogen electrolyzers that produce hydrogen from renewable power sources. Our mission is to enable a new generation of clean, quiet, high-performance aerospace power systems fueled by green hydrogen.

Our technological advantages include:
- Patented Non-Flow-Through hydrogen-oxygen fuel cell designs that provide simple, efficient air-independent fuel cells for space and underwater applications.
- Zero-gravity compatible fuel cell and electrolyzer designs
- The ability to directly generate high pressure hydrogen (150 BAR and above) from low-pressure input water without mechanical compression
- High current density operation of fuel cells and electrolyzers
- Patented modular system regenerative fuel cell designs

Business Plan - The Company

We believe there are few emerging manufacturing markets that offer more opportunity than the clean energy and space technology sectors. Infinity is one of the few companies positioned in both. To meet the needs of these markets, and grow our position, we are constantly advancing our technologies for air-independent fuel cells and pressurized PEM electrolyzer systems for space and underwater applications.

For example, on September 12, 2022, under a NASA funded program, our zero-gravity, air-independent fuel cell system, flew as a proof-of-concept demonstration aboard a Blue Origin New Shepard suborbital launch vehicle (same type that took William Shatner to space) , mission number NS-23. This mission had a booster launch anomaly that cut the mission short, but Infinity's system functioned as expected. It therefore became the first-ever hydrogen fuel cell to fly on a commercial launch vehicle, and the first on any space launch since the end of the U.S. space shuttle program. While this launch successfully accomplished many goals it did not reach the Karmen line that designates space and as such did not reach space altitude. However, Blue Origin offered a makeup flight.

In December 2023, Infinity launched the same test article a second time aboard Blue Origin's NS-24. This launch and Infinity's test in zero-gravity all went as expected and Infinity accomplished all objectives advancing this technology to NASA Test Readiness Level, TRL-7.

Also, our work on fuel cells for underwater drones with the Office of Naval Research and one commercial customer will lead to a dedicated product line suitable for a variety of autonomous underwater projects. Overall, our aim in the near term will be to solidify our current position in the rapidly growing markets for electrolyzers and fuel cells in space and sub-surface marine applications, while expanding our infrastructure and capabilities to build products for broader surface markets on land and sea.

Business Plan - The Co-Issuer

Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's stock in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale to purchase the Company's stock;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of securities it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of securities with regard to:
  o If contemplated by the terms of the offering, the voting of the securities it holds, noting that it will only vote in accordance with such instructions; and
  o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

The Company's Products and/or Services
Products include development and early production efforts.

Current Products include:
- Air independent fuel cells for space and underwater use and
- Zero-g capable space life support units including water electrolysis oxygen generators, zero-g phase separators and Sabatier reactors

Development products include:
- Scaled-up, and cost reduced and modular high pressure electrolyzer hydrogen generator systems
- High power air breathing fuel cells for hard to decarbonize sectors including aviation, surface marine, and mobile off-grid applications.

Markets
The following discusses markets for these products.

Space Power and Life Support Market:
Fuel cells have provided electrical power for U.S. crewed spacecraft missions from Gemini to Apollo to the Space Shuttle Orbiter. All of these missions had in common the need for extended power without access to power from solar cells. As a new generation of spacecraft and lunar surface missions emerge, fuel cells are again projected to play a major role in powering these vehicles and powering planetary surface missions. Also, many of these emerging missions are planned to include crews that require life support oxygen.

The International Space Station, ISS, provides oxygen via zero-gravity compatible water electrolysis originally developed with some current Infinity team members. Infinity has been funded by a series of three NASA programs developing liquid feed zero-g compatible water electrolysis systems and we view this as another important market opportunity.

Underwater Power Market:
Underwater vehicles have a similar issue regarding power as space systems. Both must be air independent. The U.S. Navy has a focused multi-year program aimed at developing fuel cell power plants to power a new generation of Unmanned Underwater Vehicles, UUVs, and Autonomous Underwater Vehicles, AUVs.

Infinity has been, and is currently, active in this program. Once fully developed, fuel cell power systems project to extend mission times from a few days to weeks or months acting as a low-cost force multiplier. Infinity is now under contract with a commercial UUV manufacturer and with a major DoD partner.

Aircraft Fuel Cell Power Market:
Decarbonization of air travel is a major challenge and hydrogen fuel cells are envisioned to play an important role. Infinity personnel have been active in supporting the FAA in developing fuel cell expertise. Infinity views this market as a major opportunity where our AS9100 certification and overall aerospace systems knowledge are relevant.

PEM Electrolyzer Market:
Hydrogen fuel cells need fuel. Hydrogen produced by electrolysis powered by renewables, or green hydrogen, is envisioned to become a major source of this hydrogen.

As noted below all of these segments are growing rapidly and Infinity believes our fuel cell and electrolysis technology and products can play an important role in these markets. The Global Space Economy was estimated at $546 billion in 2022 and could reach $1 trillion by 2030. **** The unmanned underwater vehicle market is estimated to reach more than $7 billion by 2027 at a CAGR of 16%*** The global PEM electrolyzer market is large and growing rapidly. It is estimated to be over $7 billion in 2023 and projected to grow to $55 billion by 2032 at a CAGR of 24.1 %* The global aviation fuel cell market is projected to reach $5.7 billion by 2035 at CAGR of 10.8%**
* Source: Global Market Insights, May 2023
** Source: "Global Aircraft Fuel Cells Market - Forecast to 2035", Research and Marketing.com
*** Source: Markets and Markets,2023
*** McKinsey & Co. 2023 (Note: several other market research reports project a much higher number for this category--as high as $10 billion by 2025. Infinity currently competes only for the power source for these vehicles.)
**** Source, The Space Report, Space Foundation

Competition:
Competition comes from other Air Independent fuel cell suppliers and from other forms of energy storage such as batteries. The following addresses competition for PEM space /underwater fuel cells for both forms of competition.

Competition: H2-O2 Fuel Cells
Our direct competition is from a very limited number of other hydrogen-oxygen fuel cell companies and an indirect competitor: batteries. The following briefly details key attributes and issues of both types of competitors.

Direct Fuel Cell Competition: Infinity vs. other space/underwater fuel cell companies

Other companies active in air-independent hydrogen-oxygen fuel cells include Teledyne, Giner, Inc., and Siemens. Of these we believe only Teledyne has a zero-gravity design competitive with Infinity. Siemens has primarily delivered H2-O2 fuel cells for large, manned submarines. The proven benefits of our patented design have enabled us to be selected for multiple contracts in aerospace and underwater applications.

Indirect Competition: Fuel Cells Vs. Batteries

Both fuel cells and batteries provide clean, quiet electrical power. For spacecraft, batteries combined with solar power are a baseline power source for any spacecraft mission where solar illumination is possible and where the amount of energy to be stored is modest. For non-nuclear underwater missions batteries have been the traditional approach for manned and unmanned power generation.
In both cases batteries have limitations. In space applications, where solar recharge is not possible, such as during a 320-hour lunar night, battery mass penalties are prohibitive. Similarly, when underwater missions are required to extend to weeks or months, batteries are limited by mass-related buoyancy issues.

NASA has selected regenerative fuel cell architectures as a preferred approach for lunar power generation and Infinity is currently under contract to develop fuel cells for this effort. Fuel cells are also promising for use in powering space vehicles, especially systems that utilize hydrogen-oxygen propulsion. In such applications, the fuel cell can simply utilize reactant boil-off with no mass penalty for fuel or oxidizer. Also, when manned systems are powered using fuel cells the water waste product becomes a vital life support resource.

Direct Electrolyzer Competition and Infinity's competitive position: While hydrogen for industrial use has been a steadily growing market hydrogen for energy use is rapidly becoming competitive with batteries and other alternatives stimulating massive growth in the sector. In this hydrogen energy sector our focus is on using electrolyzers to generate hydrogen as an energy carrier making intermittent renewables dispatchable and supplying carbon-free green hydrogen for mobility solutions.

The company is knowledgeable regarding the scope of the competition and the industry. Our founder was also a co-founder of Proton Energy Systems, an early mover in the electrolyzer industry. Proton was acquired by NEL in 2017 and Proton's products now comprise a significant portion of NEL's revenue.

Existing competitors are numerous including Plug Power, NEL ASA, Cummins, Teledyne, and ITM, among others. Infinity has been funded by the military and NASA and other federal agencies to develop high-pressure electrolyzers and modular regenerative fuel cell systems. The resulting, patented, high-pressure systems can directly deliver high-pressure hydrogen without a mechanical compressor. Our high-performance diffusion bonded structures allow high current density operation reducing the total cost of ownership.

Our modular designs allow for flexible integration and ease of maintenance, reducing installation and servicing costs.

Employees
As of the date of this Annual Report, the Company has 14 full-time employees, all work out of our headquarters at 431A Hayden Station Road, Windsor, CT 06095.

Intellectual Property

The Company is dependent on the following intellectual property:

Infinity Fuel Cell and Hydrogen, Inc., has been granted and holds 5 US Patents and numerous foreign patents and has 1 US patents pending. Infinity now holds two registered trademarks.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 431 A Hayden Station Road, Windsor, CT 06095

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William Smith: Chief Executive Officer and Sole Director

All positions and offices held with the Company and date such position(s) was held with start and ending dates

William Smith is founder, President and CEO of Infinity Fuel Cell and Hydrogen, Inc. He has held this position since the founding of the company in 2002 until present.

Educational background and qualifications

Mr. Smith was also a co-founder of Proton Energy Systems, acquired by hydrogen company NEL in 2017. He served as Proton's Vice President of Business Development from company inception in 1996 until 2002 and was part of its management team taking Proton through a successful IPO on the NASDAQ as PRTN in the year 2000. Before co-founding Proton, Mr. Smith led various business development activities for advanced Proton Exchange Membrane products at the Hamilton Standard Division of United Technologies Corporation (now Collins Division of Raytheon Technologies). These included products for commercial, military and NASA applications. He holds 12 patents in the field. Prior to that Mr. Smith worked as an optical engineer in the Optical Operations Directorate at Perkin Elmer in Norwalk CT.

Mr. Smith received his undergraduate degree in Physics from the University of Connecticut, and his MBA from the University of Massachusetts in Amherst.

Officers of the Company

All positions and offices held with the Company and date such position(s) was held with start and ending dates

In addition to Mr. Smith, Mr. Davis is also an officer of the company serving currently as the company's CFO.

Name

William Davis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

William is the Chief Financial Officer of Infinity Fuel Cell and Hydrogen, Inc. serving in this role since June 2022.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Previously, Mr. Davis fulfilled the role of Controller from March 2014 until June 2022. As CFO, he is responsible for all accounting functions and processes. In addition, he is responsible for all banking activities, communicating and working with the Company's outside auditors and communicating to the leadership team monthly financial results. William has been an accountant for over 40 years working in many different industries. He has diversified experience in general accounting, financial reporting, budgeting, auditing and project management. Also, he has strong PC/Computer Application Skills utilizing many different software applications.

Education

William earned his Bachelor of Science in Marketing from Husson University, a Master of Business Administration in Accounting from Bryant University and a Master of Science in Management Information Systems/Communication Technology from Rensselaer at Hartford.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 14 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	345,750
Voting Rights	One (1) vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the Preferred Stock.

Type of security	Class B Common Stock
Amount outstanding	4,500,000
Voting Rights	Ten (10) votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Type of security	Class C Common Stock
Amount outstanding	523,506
Voting Rights	Zero (0) votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Type of security	Class D Preferred Stock
Amount outstanding	0
Voting Rights	NA
Anti-Dilution Rights	TBD
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment, employees exercising stock options, or by conversion of certain instruments e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company).
Other Material Terms or information.	NA

The Company has the following debt outstanding: $650,000

The total amount of outstanding debt of the company is $650,000

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	523,506	$4,188,994	October 6, 2023	Regulation CF

Ownership of the Company

A beneficial ownership of assets at or above the above volume is presently held by William F. Smith. Such beneficial ownership rights are recognized due to the ownership of three and one-half million (3.5 million) shares of Infinity's Class B Common stock. Such holdings constitute 65 percent of Infinity's Owned Shares Issued and Outstanding and 50 percent of Infinity's Fully Diluted valuation of All Shares Issued and Outstanding.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
William F. Smith	65.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2023)

Total Income	Taxable Income	Total Tax
$685,444	-$2,068,184	$0

Ownership and Capital Structure; Rights of the Securities

Ownership

The following summary sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing. A beneficial ownership of assets at or above the above volume is presently held by William F. Smith. Such beneficial ownership rights are recognized due to the ownership of three and one-half million (3.5 million) shares of Infinity's Class B Common stock. Such holdings constitute 65 percent of Infinity's Owned Shares Issued and Outstanding and 50 percent of Infinity's Fully Diluted valuation of All Shares Issued and Outstanding.

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Class C Common Stock, and Class D Preferred Stock. As part of a Regulation Crowdfunding raise in Q2 2025, the Company plans to be offering up to 201,445 of Class C Common Stock. The investment will be made through Infinity Fuel Cell and Hydrogen CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Notes. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company.

Class A Common Stock

The amount of the Class A Common Stock security authorized is 14,000,000 with a total of 345,750 issued and outstanding.

> *Voting Rights:*

One (1) vote per share

> *Material Rights:*

The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights, powers and preference of the holders of Class B Common Stock and the Preferred Stock.

Class A Stock Options:

The total amount outstanding Class A Common Stock Options includes 1,675,000 shares granted.

Class B Common Stock

The amount of the Class B Common Stock security authorized is 16,000,000 with a total of 4,500,000 issued and outstanding.

> *Voting Rights:*

Ten (10) votes per share

> *Material Rights:*

Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Class B Common Stock Options:

The total amount outstanding Class B Common Stock Options includes 25,000 shares granted.

Class C Common Stock

The amount of security authorized is 5,000,000 with a total of 523,506 issued and outstanding.

    Voting Rights:

Zero (0) votes per share

    Material Rights:

Please refer to Exhibit F of the Company's Offering memorandum for the Articles of Incorporation.

Class D Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

    Voting Rights:

TBD No shares issued to date.

    Material Rights:

TBD No shares issued to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2024 Technical and Product Results
Infinity is in a transition phase as we build from R&D and prototypes to early limited production. In support of that 2024 represented an investment year as we matured designs, processes and capabilities but we achieved major accomplishments in several areas.

Some of these accomplishments include:
- In the first quarter of 2024 Infinity received authorization from one mid-sized commercial underwater customer, based upon their satisfaction with earlier work, to proceed into further contract stages.
- Related to this, we designed, fabricated, tested and delivered a complete 1 kW Alpha version fuel cell powerplant product designed to power the customers' UUVs. This was delivered in June 2024.
- An enhanced Beta version of this fuel cell powerplant product was delivered in December 2024. This complete, turnkey system builds on the system architecture we developed for our NASA flight test systems that we successfully flew aboard Blue Origin's New Shepard in 2022 and 2023.
- For space, Infinity also delivered two ship-sets of hardware each consisting of a space compatible hydrogen 130-cell fuel cell stack each rated at 7.5 kW. Thess stacks were delivered to a large commercial aerospace customer and incorporated our patented Advanced Product Water Removal (APWR) system, completing a major commercial space contract.
- In June 2024, Infinity contracted with the celebrity, Mr. William Shatner, to act as Infinity's brand ambassador. This was to assist in promoting Infinity's vision and was

based on shared experiences related to Blue Origin's, New Shepard, suborbital space flights.

- In July 2024 we completed testing and delivered a 12-Cell Fuel Cell Stack comprised of 150 cm^2 cell active area cell designs to the NASA Glenn Research Center. This delivery is in support of a NASA lunar Regenerative Fuel Cell, RFC, program. RFC technology is becoming recognized as the leading technology choice to power lunar surface operations during 2-week long lunar nights.

- We also completed the initial 1,500 hours of in-house life testing of a second lunar RFC fuel cell stack on the way to a 2,500 hour test goal

- We delivered early generation electrolysis and related space life support hardware, to a commercial space customer

- We also signed early-phase design contracts with two new commercial space customers, broadening our presence in the growing space industry.

- We initiated early efforts for application of our NASA and Navy RFC technologies for remote island nation microgrids and other remote missions. These remote locations are today heavily dependent on diesel fuel and can be an excellent green hydrogen early market application.

Financial Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing in the accompanying Annual Financial Report. Some of the information contained in this discussion and analysis with respect to our plans and strategy for our business involve risks and uncertainties. As a result of many factors, including those factors set forth in the Risk Factors section, our actual results could differ materially from the results described in or implied from the following discussion and analysis. This MD&A generally discusses 2024 and 2023 items and year-over-year comparisons between 2024 and 2023. As used in this MD&A, unless the context indicates otherwise, the financial information and data relating to the years-ended December 31, 2024 and 2023 are those of Infinity Fuel Cell and Hydrogen, Inc. and Infinity Fuel Cell and Hydrogen CF SPV, LLC.

Critical Accounting Policies and Estimates

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Infinity Fuel Cell & Hydrogen, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles as applied in the United States ("U.S. GAAP"). The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. Our discussion and analysis of our financial results under the following Results of Operations are based on management's interpretation of the results of operations, which we have prepared in accordance with U.S. GAAP. In preparing these financial statements, we make assumptions, judgments and estimates that can affect the reported amounts of assets, liabilities, revenues and expenses, and net income. On an ongoing basis, we base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are representative of estimation uncertainty and are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. We believe that the following critical accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating the financial condition and results of operations.

The accounting policies that most frequently require us to make assumptions, judgments and estimates, and therefore are critical to understanding our results of operations, include:

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

Lease Recognition

ASU No. 2016-02, Leases (Topic 842) - The amendments in this update require lessees to recognize, on the balance sheet, assets and liabilities for the rights and obligations created by leases. The guidance was effective for the Company on January 1, 2022. The adoption requires either a modified retrospective transition where the lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented, or a cumulative effect adjustment as of the date of adoption. The Company adopted this new guidance on January 1, 2022 and as a result, the Company recorded right of use operating lease assets and liabilities of $204,042 through a cumulative effect adjustment as of that date. In July 2018, the FASB issued ASU No. 2018-11, which provided a practical expedient package for lessees. The Company elected to use the expedient package and did not reassess whether any existing contracts
contain leases; did not reassess the lease classification for existing leases; and did not reassess initial direct costs for any existing leases. As a result, all leases are considered operating leases.

Adoption of New Accounting Pronouncement

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation – Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Income Taxes

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that deferred tax liability or assets be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company a future benefit.

Results of Operations

The transfer of control of our product to our customer is based on its delivery milestone and has a significant impact on the timing of the recognition of our product revenue. Many factors can cause a lag between the time that a customer signs a contract and our recognition of product revenue.

Total Revenue

Total revenue for fiscal year 2024 was $3,219,804, a decrease of 54% compared to the year ended December 31, 2023 revenue of $6,940,614. Revenue in 2024 included work on prime contracts with NASA Glenn Research Center, commercial space and underwater companies. The majority of 2024 revenue came from commercial underwater contracts.

Subsequent Revenue Related Events
-   In January our NASA lunar Regenerative Fuel Cell ("RFC") life test article successfully reached a key 2,500 hour test milestone
-   Together with our customer, we successfully commissioned an important complete fuel cell powerplant delivered to this key commercial customer in December
-   We successfully completed upgrading and testing fuel cell stacks for a U.S. Navy application
-   In early 2025 Infinity entered into a second contract related to lunar Regenerative Fuel Cells with a major aerospace customer

We advanced next generation designs aimed at major cost reductions confirming the ability of these designs to reduce peak $/kW by at least 50%

Cost of Revenue

Total cost of revenue in the year ended December 31, 2024 was $1,815,825, a decrease of $4,679,816, or 72.0% from costs of $6,495,641 in the year ended December 31, 2023. This decrease was largely due to performance costs (labor and material) on all government and commercial contracts.

Gross Profit

Gross profit in the year ended December 31, 2024 increased by $959,006 over the year ended December 31, 2023 gross profit. Gross profit as a percentage of revenues increased from 6.4% in 2023 to 43.6% in 2024. This was caused by a decrease in contract costs related to all government and commercial contracts.

Operating Expenses

Total operating expenses in the year ended December 31, 2024 decreased $1,110,032 from the year ended December 31, 2023. The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Major decreases in expenses are related to decreases in all general and administrative areas.

Liquidity and Capital Resources

The combination of our existing cash and cash equivalents is expected to be sufficient to meet our anticipated cash flow needs for at least the next 6 months. If these sources of cash are insufficient to satisfy our near-term or future cash needs, we may require additional capital from equity or debt financings to fund our operations, in particular, our capacity for product development and market expansion requirements, to timely respond to competitive market pressures, strategic opportunities or otherwise. We may, from time to time, engage in a variety of financing transactions for such purposes. We may not be able to secure timely additional financing on favorable terms, or at all.

The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity or equity-linked securities, our existing stockholders could suffer dilution in their percentage ownership of us, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock.

Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending on research and development efforts and other business initiatives, the rate of growth in the volume of system builds, the need for additional manufacturing space, the expansion of sales and marketing activities both in domestic and international markets, market acceptance of our products, our ability to secure financing and overall economic conditions. In order to support and achieve our future growth plans, we may need or seek advantageously to obtain additional funding through anequity or debt financing. Failure to obtain this financing or financing in future quarters may affect our results of operations, including our revenues and cash flows.

As of April 11, 2025, the Company has capital resources available of $210,024 cash on hand.

Indebtedness
Since Infinity began business in 2005 it has been self-funded relying on contracts with various customers (Federal Government, Commercial Aerospace and Commercial Underwater companies).

With this offering, Infinity has not incurred any indebtedness.

Profitability

Infinity is transitioning our products and the overall company from an R&D focus to a product focus. In doing so we are upgrading our designs and processes to support early stage manufacturing for our target markets. Exciting market opportunities are emerging for customers interested in our products for space applications, at high altitude, in desert environments, undersea, and for operations within settled environments (where full energy independence is nevertheless desired). To be profitable in these markets we must deliver high quality, reliable products at prices the market will bear with costs that can deliver profit when fully productionized. This requires the proper designs, facilities, processes, supply chain and other related efforts. The following describes our progress in these areas.

Facilities:
Our business requires clean, safe, facilities capable of operating multiple hydrogen-oxygen test systems 24/7, to conduct acceptance and design confirmation testing. In order to implement design improvements, vertical integrations, and quality enhancements referenced in this report, it is necessary to maintain a state-of-the-art facility. In 2024 we fully completed upgrades to our facility that positively impacted 2024 operations. Some of the most recently made updates included:
- Installation of facility-wide coolant capability to cool test articles and electrical loads
- Installation of a facility-wide hydrogen-oxygen supply to provide ultra-high purity gasses for testing multiple units simultaneously
- Facility safety modifications to safely vent and secure the facility in case of a hydrogen leak.

- Completion of a "clean room" workspace for manufacturing and assembly of fuel cell and electrolyzer stacks and components.

Quality:

We continue to improve our AS9100 certified quality system with regular management oversight and yearly surveillance audits. This focus on quality across the business is designed to maximize process yields and minimize waste and vendor non conformances and to provide management with clear accurate information for planning and evaluation. As of the date of this report Infinity has maintained its AS9100 certification, passing our 4th consecutive quality system audit.

Design and Manufacturing:

In 2024 we worked to further standardize stack and cell designs across different products to enable ordering and processing of larger quantities of common parts. This provides lower costs due to economy of scale, also the commonality of lessons learned provides company-wide benefits. In 2024 an analysis of Infinity's core stack configuration was performed to discover possible methods of consolidating component/subcomponent functions. The design obtained after this exploration now permits IFC stacks to be assembled with 7 main components, as opposed to previously requiring 20 components to perform similar functions.

Vertical integration:

Where practical we have begun vertical integration of select key processes and will continue to do so. This should lower cost of parts but importantly reduces reliance on near-sole source supply chain partners. Complementing this, where vertical integration is not indicated, we are increasing our supply chain options to broaden our base of qualified vendors.

Continued Response to Government Needs:

Infinity is a proven U.S. government supplier. Support by various government agencies has been key to Infinity's development and will be critical going forward. Infinity has an accounting system approved by the Defense Contract Audit Agency, DCAA and a property system approved by the Defense Contract Management Agency. Our management team understands how to successfully win and execute demanding government contracts. We plan to continue these efforts.

We believe Infinity is well positioned to support expanding the US presence in extreme environments (space, artic locations, oil exploration) through the delivery of power systems uniquely capable of operating in these demanding conditions.

Liquidity and Capital Resources:

On October 6, 2023, the Company conducted an offering pursuant to Regulation CF and raised $149,080.00 through December 31, 2023. During calendar year 2024 (ending October 25th) the company continued the offering pursuant to Regulation CF and raised an additional $4,039,914 for a total CF raise of $4,188,994. The Company has not had any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations:

The Company is not presently planning to make any specific material capital expenditures. However, in the future such expenditures may be identified as worthwhile by Infinity management.

Trends and Uncertainties:

The overall trends in our target markets are positive. Hydrogen is becoming recognized globally for its ability to help in decarbonization. Hydrogen fuel cells are becoming accepted as preferred energy conversion devices for many applications where large amounts of energy are required to be provided for extended periods of time. Our near term target markets for air independent fuel cells are strong. And as our technologies continue to meet stringent environmental challenges, such as in flight and underwater, we are developing barriers to entry for potential competition.

Summary:

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's shares by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investors may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND
HYDROGEN, INC.

_____

William Smith,
President, CEO and Sole Director
Date: April 24, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND
HYDROGEN CF SPV, LLC.

_____

William Smith,
President and CEO of the Manager
Date: April 24, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. **The issuer also certifies that the attached financial statements are true and complete in all material respects.**

INFINITY FUEL CELL AND HYDROGEN, INC.

_____

William Davis,
Chief Financial Officer
Date: April 24, 2025

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

INFINITY FUEL CELL AND HYDROGEN, INC.

_____

William Davis
Chief Financial Officer
of the Manager
Date: April 24, 2025

Exhibit A
Financial Statements of the Company

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Independent Auditors' Report
Consolidated Financial Statements

December 31, 2024 and 2023





Whittlesey
Forward Advising™

Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholders of
Infinity Fuel Cell & Hydrogen, Inc. and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of Infinity Fuel Cell & Hydrogen, Inc. and Subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, stockholders' equity/(deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
April 22, 2025

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets		
Current assets:		
Cash	$ 501,924	$ 210,679
Accounts receivable	555,406	61,634
Unbilled accounts receivable	79,877	30,908
Other assets	58,853	74,863
Total current assets	1,196,060	378,084
Property and equipment, net	850,987	1,200,239
Right-of-use operating lease assets	33,356	141,939
Intangible assets, net	113,507	127,027
Total assets	$ 2,193,910	$ 1,847,289
Liabilities and Stockholders' Equity/(Deficit)		
Current liabilities:		
Line of credit	$ 68,857	$ 1,096,746
Accounts payable	153,733	807,176
Accrued expenses	162,575	176,562
Deferred revenue	19,288	621,411
Operating lease liability, current portion	35,001	112,083
Deferred income taxes	72,309	128,442
Total current liabilities	511,763	2,942,420
Operating lease liability, net of current portion	-	35,001
Notes payable	800,000	-
Total liabilities	1,311,763	2,977,421
Stockholders' equity/(deficit):		
Common stock, class A	758	758
Common stock, class B	4,500	4,500
Common stock, class C	524	19
Additional paid in capital	2,534,769	462,700
Retained earnings/(deficit)	(1,658,404)	(1,598,109)
Total stockholders' equity/(deficit)	882,147	(1,130,132)
Total liabilities and stockholders' equity/(deficit)	$ 2,193,910	$ 1,847,289

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Income

For the years ended December 31, 2024 and 2023

	2024	2023
Contract revenues	$ 3,219,804	$ 6,940,614
Cost of contract revenues	(1,815,825)	(6,495,641)
Gross profit	1,403,979	444,973
Operating expenses:		
General and administrative	1,222,602	2,060,598
Research and development	138,494	410,530
Total operating expenses	1,361,096	2,471,128
Operating income/(loss)	42,883	(2,026,155)
Other income/(expense):		
Realized gain on sale of investments	-	32,268
Interest income	-	33,939
Loss on disposal of property and equipment	(5,712)	-
Other income	34,284	40,608
Interest expense	(133,590)	(18,629)
Other expense	(41,392)	(281,884)
Total other income/(expense)	(146,410)	(193,698)
Loss before provision for income taxes	(103,527)	(2,219,853)
Benefit from income taxes	43,232	4,581
Net loss	$ (60,295)	$ (2,215,272)

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity/(Deficit)

For the years ended December 31, 2024 and 2023

	Common Stock, Class A			Common Stock, Class B			Common Stock, Class C			Additional Paid In Capital	Retained Earnings/(Deficit)	Total
	Authorized	Issued	Amount	Authorized	Issued	Amount	Authorized	Issued	Amount			
Balance, January 1, 2023	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	5,000,000	-	$ -	$ 166,435	$ 617,163	$ 788,856
Stock issuance	-	-	-	-	-	-	-	18,635	19	146,185	-	146,204
Stock option compensation	-	-	-	-	-	-	-	-	-	150,080	-	150,080
Net loss	-	-	-	-	-	-	-	-	-	-	(2,215,272)	(2,215,272)
Balance, December 31, 2023	14,000,000	345,750	758	16,000,000	4,500,000	4,500	5,000,000	18,635	19	462,700	(1,598,109)	(1,130,132)
Stock issuance	-	-	-	-	-	-	-	523,506	505	2,008,661	-	2,009,166
Stock option compensation	-	-	-	-	-	-	-	-	-	63,408	-	63,408
Net loss	-	-	-	-	-	-	-	-	-	-	(60,295)	(60,295)
Balance, December 31, 2024	14,000,000	345,750	$ 758	16,000,000	4,500,000	$ 4,500	5,000,000	542,141	$ 524	$ 2,534,769	$ (1,658,404)	$ 882,147

The accompanying notes are an integral part of the consolidated financial statements.

INFINITY FUEL CELL & HYDROGEN, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities:		
Net loss	$ (60,295)	$ (2,215,272)
Adjustments to reconcile net loss to		
change in cash from operating activities:		
Depreciation and amortization	362,040	309,576
Deferred income taxes	(56,133)	1,136
Loss on disposal of property and equipment	5,712	-
Realized gain on sale of investments	-	(32,268)
Amortization of right of use operating lease assets	108,583	103,232
Stock based compensation expense	63,408	150,080
Changes in assets and liabilities:		
Accounts receivable	(493,772)	(59,498)
Unbilled accounts receivable	(48,969)	34,674
Other assets	16,010	172,523
Accounts payable	(653,443)	(499,992)
Accrued expenses	(13,987)	(24,967)
Deferred revenue	(602,123)	(6,602,709)
Operating lease liability	(112,083)	(102,476)
Change in cash from operating activities	(1,485,052)	(8,765,961)
Cash flows from investing activities:		
Proceeds from sale of investments	-	4,042,361
Payments for intangible assets	(150)	(4,659)
Payments for property and equipment	(4,830)	(768,061)
Change in cash from investing activities	(4,980)	3,269,641
Cash flows from financing activities:		
Proceeds from common stock issuance	2,009,166	146,204
Proceeds from notes payable	800,000	-
(Repayments of)/proceeds from line of credit	(1,027,889)	1,096,746
Change in cash from financing activities	1,781,277	1,242,950
Net change in cash	291,245	(4,253,370)
Cash at beginning of year	210,679	4,464,049
Cash at end of year	$ 501,924	$ 210,679
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$ 94,546	$ 18,629
Income taxes	$ 9,423	$ 27,760

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 – ORGANIZATION

Infinity Fuel Cell & Hydrogen, Inc. ("Infinity"), founded in 2002, has focused many years of combined military and space fuel cell experience on designing the next generation of air-independent fuel cells and regenerative fuel cells. With the support of NASA and several other U.S. government agencies and commercial businesses, the Company has achieved key breakthroughs in fuel cell design that have significantly reduced the complexity of these systems and dramatically improved performance and reliability.

The consolidated financial statements include the financial statements of Infinity and its wholly owned subsidiary, Infinity Fuel Cell and Hydrogen CF SPV, LLC ("SPV") (collectively, the "Company"). SPV was formed and registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that SPV must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the financial statements of Infinity and SPV. Infinity has identified SPV as a variable interest entity of Infinity, which is considered the primary beneficiary and has a controlling interest in SPV. The financial statements have had all significant intercompany accounts and transactions eliminated in consolidation. The following table represents a condensed summary of the carrying amount of SPV's financial information included in the Company's consolidated balance sheet as of December 31,:

	2024	2023
Assets	$ 2,280,486	$ 153,614
Liabilities	$ 126,166	$ 8,460
Net loss	$ -	$ (1,050)

Variable Interest Entity

Infinity evaluates its ownership, contractual and other interests in entities to determine if it has any variable interest in a variable interest entity ("VIE"). VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical information, among other factors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

The primary beneficiary of a VIE is required to consolidate the financial position of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. Infinity determines which business entity is the primary beneficiary of the VIE. Accordingly, Infinity consolidates a VIE when it is determined that it is the primary beneficiary of the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding Infinity's involvement with a VIE will cause the consolidation conclusion to change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable, Unbilled Accounts Receivable and Deferred Revenue

The timing of revenue recognition, billings and cash collections result in accounts receivable, unbilled accounts receivable and deferred revenue. Customers pay either on a performance-based schedule or make progress payments as work is performed, depending on the contract terms.

Accounts Receivable

Accounts receivable are stated at amounts estimated by management to be the net realizable value. Accounts receivable are stated at the net amount expected to be collected. The Company is exposed to credit losses primarily in accounts receivable related to sales of products to commercial customers. The allowance for credit losses is established to provide for the expected lifetime credit losses by evaluation factors such as customer creditworthiness, historical payment and loss experiences, current economic conditions, including geographic and political risk, and the age and status of outstanding receivables. In certain circumstances, the Company may be able to develop reasonable and supportable forecasts over the contractual term of the financial asset. For periods beyond which the Company is able to make or obtain reasonable and supportable forecasts, the Company reverts to historical loss experience and information.

The Company determines credit ratings for each customer in the portfolio based on public information and information obtained directly from customers. The Company conducts a review of customer credit ratings, published historical credit default rates for different rating categories as a basis to validate the reasonableness of the allowance for expected credit losses on a quarterly basis, or when events and circumstances warrant. A credit limit is established for each customer based on the outcome of this review and consideration of other factors discussed above. In certain cases, the Company may require prepayment to mitigate credit risk.

Expected credit losses are written off in the period in which the financial asset is no longer collected. The Company had no allowance for credit losses as of December 31, 2024 and 2023.

Unbilled Accounts Receivable

Unbilled accounts receivable consists of work performed that has not been invoiced.

Deferred Revenue

Advance payments may also be received based on the contract terms. A liability is recorded for advance payments in excess of revenue recognized as deferred revenue.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance and the purchase of small equipment, below the capitalization threshold of $1,000, are charged to expense when incurred. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Equipment	5 – 7 years
Furniture and fixtures	5 – 7 years
Leasehold improvements	Shorter of useful life of 5 – 7 years or the lease term
Computer software	1 – 5 years

Intangible Assets

Intangible assets with finite lives consist of patents. Amortization is computed on the straight-line basis over the estimated life of the asset which is twenty years. For the years ended December 31, 2024 and 2023, amortization expense was $13,670 and $13,559, respectively. Amortization is expected to approximate between $13,670 to $10,650 for the years 2025 through 2029.

Impairment

Accounting principles generally accepted in the United States require that management review the property and equipment and intangible assets' carrying values for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of the carrying value of assets held for use based on a review of projected undiscounted cash flows. Impairment losses, where identified, are determined as the excess of the carrying value over the estimated fair value of the long-lived asset. As of December 31, 2024 and 2023, no such events or circumstances exist.

Revenue Recognition

The Company follows Accounting Standards Codification ("ASC") Topic 606: Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that the Company expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, the Company applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.

A substantial portion of the Company's revenue is recognized over time. The Company's governmental and commercial contracts generally control the work in process by contractual clauses and the Company's right to payment for products or services that do not have an alternate use. Most contracts have several deliverables in line with the right to payment, but represent a single performance obligation, as the promise to transfer the individual goods and services is not separately identifiable from other promises in the contract. As control transfers continuously over time in these contracts, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. We generally use the cost-to-cost measure of progress as this measure best depicts the transfer of control to the customer which occurs as we incur costs on our contracts. Under the cost-to-cost method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

For over time contracts using cost-to-cost, management uses an Estimate at Completion ("EAC") process in which management reviews the progress and execution of our performance obligations. This EAC process requires management judgment relative to assessing risks, estimating contract revenue, determining reasonably dependable cost estimates, and making assumptions for schedule and technical issues. Since certain contracts extend over a longer period of time, the impact of revisions in cost and revenue estimates during the progress of work may adjust the current period earnings through a cumulative catch-up basis. This method recognizes, in the current year, the cumulative effect of the changes on current and prior years. Additionally, if the current contract estimate indicates a loss, a provision is made for the total anticipated loss when it becomes evident. Contract cost and revenue estimates for significant contracts are generally reviewed and reassessed quarterly.

Revenue from most government sponsored projects is recognized as direct costs are incurred plus allowable overhead less cost share requirements, if any. Revenue is only recognized to the extent the contracts are funded.

The Company performs both customer-sponsored research and development projects based on contractual agreements with customers and company-sponsored research and development projects.

Costs incurred for customer-sponsored projects include manufacturing and engineering labor, applicable overhead expenses, materials to build and test prototype units and other costs associated with customer sponsored research and development contracts. Costs incurred for customer-sponsored projects are recorded as cost of contract revenues in the consolidated Statements of Income.

Costs incurred for company-sponsored research and development projects consist primarily of labor, overhead, materials to build and test prototype units and consulting fees. These costs are recorded as research and development expenses in the consolidated Statements of Income.

Loss accruals are recognized to the extent that the estimated costs to satisfy the performance obligation exceed the estimated remaining unrecognized net consideration. Estimated losses are recognized in the period in which losses are identified.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components. For the years ended December 31, 2024 and 2023, all contracts were made within the United States.

Remaining performance obligations are the aggregate amount of the total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2023, the Company's total remaining performance obligations for contracts was $6,348,429. During 2024, one of the Company's largest development and production contracts was terminated, primarily due to production schedule issues. The Company's remaining performance obligations for contracts as of December 31, 2024 was $198,123.

Warranties

The Company generally provides limited warranties for work performed. The warranty periods typically extend over a limited duration following substantial completion of the Company's work on a project. Historically, warranty claims have not resulted in material costs incurred. As of December 31, 2024 and 2023 there was no reserve recorded by the Company. During the years ended December 31, 2024 and 2023, $-0- was expensed by the Company related to warranties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards, using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enacted date. A valuation allowance is provided for to reduce the deferred tax assets to a level which, more likely than not, will be realized.

The Company recognizes tax positions in the consolidated financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority. A liability is established for differences between positions taken, if any, in income tax provision in the consolidated Statement of Income. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Equity Based Compensation

The Company measures and recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 718, *Compensation - Stock Compensation*. The Company uses the Black-Scholes valuation model to determine grant-date fair value for stock options and recognizes straight line amortization of share-based compensation expense over the requisite service period of the respective awards and accounts for stock option forfeitures as they occur.

Subsequent Events

The Company monitored and evaluated any subsequent events for footnote disclosures or adjustments required in its consolidated financial statements for the year ended December 31, 2024 through April 22, 2025, the date on which the consolidated financial statements were available to be issued.

NOTE 3 – LIQUIDITY

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The nature of the business is research and development which leads to significant fluctuations in profitability due to technological advances and changing economic conditions.

The following have occurred which indicate the Company's ability to continue as a going concern:

- The Company is in the process of negotiating contracts with customers, including the federal government. Management expects these contracts to generate an additional $2-4 million of revenue beginning in 2025. In the event these contracts are not executed, the Company is prepared to reduce their workforce accordingly.

- During 2024, the Company issued an unsecured convertible note for $500,000 to another Company. The Company expects to receive an additional investment of $2.5-3 million during 2025 from this Company.

- As of December 31, 2024, SPV has generated $2,155,370 of capital through a crowdfunding platform. During 2025, management expects to generate an additional $1,500,000 of capital, less fees of $445,000, net $2,000,000, approximately, utilizing this crowdfunding platform.

- The majority stockholder loaned the Company $300,000 in the beginning of 2024, of which $150,000 has been paid back in 2025. The majority stockholder has extended partial repayment of the loan until an unspecified date over twelve months from the date of issuance.

- The majority stockholder is also prepared to loan the Company additional funds to combat shortfalls in cash flows.

NOTE 4 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31,:

	2024	2023
Equipment	$ 1,031,472	$ 1,072,238
Furniture and fixtures	155,014	155,014
Leasehold improvements	632,572	628,234
Computer software	11,811	70,837
Construction in progress	-	346
	1,830,869	1,926,669
Less accumulated depreciation and amortization	(979,882)	(726,430)
Total property and equipment, net	$ 850,987	$ 1,200,239

Depreciation expense for property and equipment was $348,370 and $296,017 for the years ended December 31, 2024 and 2023, respectively.

NOTE 5 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following at December 31,:

	2024	2023
Patents	$ 272,188	$ 272,038
Trademarks	825	825
	273,013	272,863
Less accumulated amortization	(159,506)	(145,836)
Total intangible assets, net	$ 113,507	$ 127,027

NOTE 6 – ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31,:

	2024	2023
Accrued professional fees	$ 44,545	$ 51,259
Accrued payroll and employee benefits	70,682	89,508
Accrued interest	39,044	-
Accrued income taxes	8,304	35,795
Total accrued liabilities	$ 162,575	$ 176,562

NOTE 7 – LINE OF CREDIT

The Company entered into an unsecured line of credit with Webster Bank for maximum borrowings of $100,000, at a fixed interest rate of 8.00%, with a maturity date renewing each May 25th. Interest and principal payments are required monthly. As of December 31, 2024 and 2023, there was $68,857 and $96,746 outstanding, respectively.

The Company had a secured line of credit with NBT Bank for the maximum borrowings of $1,000,000. The interest rate was 0.5% under the Wall Street Journal Prime Rate and interest only payments were required monthly. The line of credit was collateralized by certain assets of the Company and personally guaranteed by the majority stockholder of the Company. During 2024, the outstanding amount was repaid and the Company closed the line. As of December 31, 2024 and 2023, there was $-0- and $1,000,000 outstanding, respectively.

NOTE 8 – NOTES PAYABLE

Related Party Note Payable

In 2024, the majority stockholder loaned the company $300,000, at a fixed interest rate of 12%, annually. The note originally had a maturity date of January 1, 2025. The majority stockholder has extended partial repayment of the loan until an unspecified date over twelve months from the date of issuance. During the year ended December 31, 2024, interest of $34,877 was incurred on this note, which remains outstanding as of December 31, 2024 and is included with accrued expenses on the balance sheet. As of December 31, 2024, there was $300,000 outstanding.

NOTE 8 – NOTES PAYABLE *(CONTINUED)*

Convertible Note Payable

Effective October 24, 2024, the Company issued an unsecured convertible note for $500,000 (the "Initial Investment") to another Company (the "Purchaser"). The note accrues interest at a rate of 5% and has a maturity date of March 31, 2026. During the year ended December 31, 2024, interest of $4,167 was incurred on this note, which remains outstanding as of December 31, 2024 and is included with accrued expenses on the balance sheet. As of December 31, 2024, there was $500,000 outstanding. The Purchaser has the option to convert the note into shares of the Company's most recently issued class or series of preferred stock. Any equity financing of the Company which results in gross cash proceeds of at least $5,000,000 prior to the maturity date is deemed "Qualified Financing". Upon completion of any Qualified Financing, the outstanding balance of the note will be automatically converted into the number of fully paid and non-assessable shares of the same class or series of preferred stock to be issued to the investors of the Qualified Financing arrangement.

Following the Initial Investment until December 31, 2025, the Purchaser will have the right but not the obligation to make an additional investment in an amount of up to $3,000,000 in common stock or preferred stock of the Company (the "Second Investment"). The price per common stock or preferred stock at the time of the Second Investment will be determined by both parties.

NOTE 9 – STOCKHOLDERS EQUITY

Common Stock

The Company maintains three classes of common stock as follows:

Class	Par Value	Voting Rights	Shares Authorized
A	$0.001	Yes	14,000,000
B	$0.001	Yes	16,000,000
C	$0.001	No	5,000,000

The Company has entered into agreements with all of its stockholders whereby the shares of the Company are subject to restrictions as to sale or transfer. The Company has the right of first refusal to purchase all or any portion of the outstanding stock of any stockholder who wishes to sell their stock pursuant to a bona fide offer from a third party other than a family member of the stockholder as defined in the Restricted Stock Purchase Agreement. Shares issued may be subject to additional restrictions.

Preferred Stock

Preferred stock may be issued by the Board of Directors. The Company maintains preferred stock at a par value of $.001 with five million shares authorized. At December 31, 2024 and 2023, there are no preferred shares issued and outstanding.

Stock Incentive Plan

The Board of Directors adopted the 2015 Stock Option Plan (the "Stock Plan"). There are three million allocated shares of common stock which may be issued and sold under the Stock Plan. Eligible individuals may be granted either incentive stock options under Section 422 of the Internal Revenue Code (the "Code") or non-qualified options as defined by the Stock Plan, at the sole discretion of the Board of Directors.

The purchase price of executed options shall not be less than 100% of the fair market value of such stock or less than 110% of such fair market value in the case of options as outlined in the Stock Plan document. Options shall expire in accordance with agreement terms, which shall not be later than ten years after the date the option was granted, unless terminated earlier under other Stock Plan provisions. The holder of an option has no rights as a stockholder. Options are not transferable unless non-qualified options are transferred to a qualified domestic relations order as defined.

Upon termination of employment for any reason, including death or disability, at any time before the exercise period ends, the termination will be deemed an offer to the Company to cancel the options unless otherwise specified in the Stock Plan provisions.

Stock Options

Stock option compensation expense is recorded on a straight-line basis over the appropriate vesting period, generally three or four years but no longer than ten years. The Company recorded $63,408 and $150,080 for stock option expense during the years ended December 31, 2024 and 2023, respectively. The Company issues shares of Class A or Class B common stock upon the exercise of stock options.

The total pretax intrinsic value of options exercised during the years ended December 31, 2024 and 2023 (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) was $-0-. At December 31, 2024 and 2023, the intrinsic value of stock options outstanding was $-0- and the intrinsic value of stock options exercisable was $-0-. During the years ended December 31, 2024 and 2023, the amount of cash received from the exercise of stock options was $-0-.

At December 31, 2024, there was $57,915 of total unrecognized compensation cost related to non-vested stock option awards.

The fair value of stock options is determined by using a lattice-based option pricing model. The Company uses a combination of its historical stock price volatility and the volatility of exchange traded options, if any, on the Company stock to compute the expected volatility for purposes of valuing stock options granted. The period used for the historical stock price corresponded to the expected term of the options. The expected dividend yield is based on the Company's practice of not paying dividends. The risk-free rate of return is based on the yield of U.S. Treasury Strips with terms equal to the expected life of the options as of the grant date.

Stock option valuation assumptions are as follows:

	2024	2023
Stock option valuation assumption		
Expected dividend yield	N/A	0%
Expected volatility	N/A	80%
Risk-free interest	N/A	3.8%
Expected life in years	N/A	6.25 years

NOTE 9 – STOCKHOLDERS EQUITY *(CONTINUED)*

The following table summarizes stock option activity for the years ended December 31,:

| | 2024 | | 2023 | |
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,912,500	$ 0.84	2,080,000	$ 0.86
Granted	-	-	52,500	2.70
Exercised	-	-	-	-
Canceled or expired	(212,500)	2.04	(220,000)	1.47
Outstanding, end of year	1,700,000	$ 0.69	1,912,500	$ 0.84

The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2024 and 2023 was $-0- and $2.29, respectively.

No option agreements were granted during 2024. There were no expired options during 2024 and 2023. There were nine and eight stock option agreements cancelled in 2024 and 2023, respectively.

The following table provides certain information with respect to stock options outstanding and exercisable at December 31, 2024, under the Stock Plan:

| | Outstanding | | | Exercisable |
	Number of Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number of Exercisable Shares
Range of exercise prices				
$0.00-$0.50	1,265,000	$ 0.50	1.2	1,265,000
$0.51-$0.75	300,000	0.75	5.8	300,000
$0.76-$2.00	85,000	1.90	7.3	27,500
$2.01-$3.19	50,000	3.19	8.0	-
	1,700,000	$ 0.69	2.4	1,592,500

Crowdfunding

During 2023, the Company began conducting a Regulation Crowdfunding offering of their Class C common stock through the SPV. The maximum number of Class C shares permitted through this offering was 610,937 shares at $8.00 per share, for a total amount of $4,999,996. During the years ending December 31, 2024 and 2023, the Company issued 523,506 and 18,635, respectively, Class C shares through the crowdfunding platform at a par value of $.001. The Company raised a total of $4,188,994 through the crowdfunding offering. The difference between the total amount received from the investors and the aggregate par value of the issued equity was recorded as additional paid-in-capital. As of December 31, 2024 and 2023, $4,039,934 and $149,060 of additional paid-in-capital was attributed to the issuance of equities.

In connection with the Regulation Crowdfunding offering completed during the year ended December 31, 2024, the Company incurred offering-related costs totaling $2,030,749 and $2,875, respectively as of December 31, 2024 and 2023. These costs primarily included platform fees, regulatory filing fees, legal and administrative expenses, and advertising costs. In accordance with ASC 505, *Equity*, offering costs directly attributable to the issuance of equity are recorded as a reduction in additional paid-in-capital. Accordingly, these costs were netted against investor contributions in additional paid-in-capital.

NOTE 10 – CONTRACT REVENUES

The following table presents the Company's contract revenues disaggregated by customer type:

	2024	2023
United States Government	$ 138,499	$ 420,226
Commercial	3,081,305	6,520,388
Total contract revenues	$ 3,219,804	$ 6,940,614

NOTE 11 – LEASES

The Company leases its office and warehouse spaces in Windsor, Connecticut, which commenced July 1, 2019, and expired June 30, 2022, at a rate of $3,250 per month. An extension was signed for three more years expiring on June 30, 2025. In March 2020, the Company leased an additional space in the office park until February 28, 2025. Upon expiration, the lease will be on a month-to-month basis. The total rent expense was $159,417 and $168,795 for the years ended December 31, 2024 and 2023, respectively. The Company' estimated incremental borrowing rate of 5% was used in its present value calculation as the office lease does not have a stated rate and the implicit rate was not readily determinable. Common areas costs incurred by the Company are included in rent expense.

The future maturities of operating lease obligations are as follows for the years ending December 31,:

2025	$ 35,267
Less imputed interest	(266)
Total operating lease liability	35,001
Less operating lease liability, current	(35,001)
Operating lease liability, non-current	$ -

NOTE 12 – RETIREMENT PLAN

On September 1, 2010, the Company adopted a simple IRA plan (the "Plan"). Under the provisions of the Plan, an employee is eligible to make deferred salary contributions if they are expected to receive at least $5,000 in compensation during the calendar year. Eligible participants may elect to make salary reduction contributions up to Internal Revenue Service limits. The Company can elect to make a non-elective contribution equal to 2% of the employees' contribution or elect to make a dollar-for-dollar match of employee elective deferrals each year, up to an elected % not to exceed 3%. Company expense for matching contributions was $45,189 and $57,858 for the years ended December 31, 2024 and 2023, respectively.

NOTE 13 – CONCENTRATIONS

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

For the years ended December 31, 2024 and 2023, two customers accounted for approximately 88% and 92% of total revenues, respectively. At December 31, 2024 and 2023, these two customers accounted for 50% and 0% of the Company's total accounts receivable.

NOTE 14 – INCOME TAXES

The Company accounts for income taxes in accordance with the Accounting for Income Taxes ("ASC 740") topic of the FASB Accounting Standards Codification. ASC 740 requires that a deferred tax liability or asset be recognized for the estimated future tax effects attributable to temporary differences between the Company's tax return and financial statements. ASC 740 provides for recognition of a deferred tax asset for all future deductible temporary differences that, more likely than not, will provide the Company with a future benefit.

At December 31, 2024 and 2023 a valuation allowance was established for deferred tax assets of $601,121 and $633,875, respectively, since the Company's management believed that it is more likely than not that the Company will not realize the benefit of deductible temporary differences based on the level of historical taxable income and projected future taxable income.

At December 31, 2024 and 2023, the Company has federal net operating loss carryforwards of approximately $2,416,000 and $2,582,000, respectively, and state net operating loss carryforwards of approximately $1,584,000 and $1,546,000, respectively.

The benefit from income taxes consisted of the following at December 31,:

	2024	2023
Current	$ 12,685	$ 251
Deferred	(55,917)	(4,832)
Benefit from income taxes	$ (43,232)	$ (4,581)

The significant components of net deferred tax assets/ (liabilities) are as follows as of December 31,:

	2024	2023
Deferred tax assets/(liabilities):		
Property and equipment	$ (222,435)	$ (283,627)
Intangible assets	(78)	(38)
Section 174 add back	149,761	153,838
Right of use asset	(8,981)	(38,217)
Right of use liability	9,424	39,602
State net operating loss	93,814	91,590
Federal net operating loss	507,307	542,285
Total deferred tax assets	528,812	505,433
Less valuation allowance	(601,121)	(633,875)
Net deferred tax assets/(liabilities)	$ (72,309)	$ (128,442)

The Company's effective tax rate differs from the statutory federal income tax rate primarily due to state and local income taxes, stock option compensation, and changes in the valuation allowance for deferred tax assets/(liabilities).

Currently, the Company's tax filings for calendar years 2021-2023 remain open to inspection by the IRS and the State of Connecticut. The Company's 2024 tax return will be filed during 2025.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

WAdvising.com



INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Independent Auditors' Report
Financial Statements

December 31, 2024 and 2023





Headquarters
280 Trumbull St
24th Floor
Hartford, CT 06103
Tel: 860.522.3111

www.WAdvising.com

One Hamden Center
2319 Whitney Ave, Suite 2A
Hamden, CT 06518
Tel: 203.397.2525

14 Bobala Road #3
Holyoke, MA 01040
Tel: 413.536.3970

INDEPENDENT AUDITORS' REPORT

To the Manager of
Infinity Fuel Cell and Hydrogen CT SPV, LLC

Opinion
We have audited the accompanying financial statements of Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in members' equity and cash flows for the year ended December 31, 2024 and the period from inception through December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and the period from inception through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Whittlesey PC

Hartford, Connecticut
April 22, 2025

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Balance Sheets

December 31, 2024 and 2023

	2024	2023
Assets		
Cash	$ 100	$ 100
Due from DealMaker	125,016	7,310
Investment in Infinity	2,155,370	146,204
Total assets	$ 2,280,486	$ 153,614
Liabilities and Members' Equity		
Liabilities:		
Due to Infinity	$ 125,116	$ 7,410
Members' equity:		
Capital contributions	2,155,370	146,204
Total liabilities and members' equity	$ 2,280,486	$ 153,614

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Statements of Income

For the year ended December 31, 2024 and the period from inception through December 31, 2023

	2024	2023
Revenue	$ -	$ -
Expenses	-	-
Net income (loss)	$ -	$ -

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Statements of Changes in Members' Equity

For the year ended December 31, 2024 and the period from inception through December 31, 2023

	Capital Contributions	Retained Deficit	Total
Members' equity, September 6, 2023	$ -	$ -	$ -
Capital contributions	146,204	-	146,204
Members' equity, December 31, 2023	146,204	-	146,204
Capital contributions	2,009,166	-	2,009,166
Members' equity, December 31, 2024	$ 2,155,370	$ -	$ 2,155,370

The accompanying notes are an integral part of the financial statements.

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Statements of Cash Flows

For the year ended December 31, 2024 and the period from inception through December 31, 2023

	2024	2023
Cash flows from operating activities:		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss) to		
change in cash from operating activities:		
Changes in assets and liabilities:		
Due from DealMaker	(117,706)	(7,310)
Due to Infinity	117,706	7,410
Change in cash from operating activities	-	100
Cash flows from investing activities:		
Investment in Infinity	(2,009,166)	(146,204)
Cash flows from financing activities:		
Capital contributions	2,009,166	146,204
Net change in cash	-	100
Cash at beginning of year	100	-
Cash at end of year	$ 100	$ 100

INFINITY FUEL CELL AND HYDROGEN CF SPV, LLC

Notes to the Financial Statements

December 31, 2024 and 2023

NOTE 1 – ORGANIZATION

Infinity Fuel Cell and Hydrogen CF SPV, LLC (the "Company"), a Delaware limited liability company, was formed on September 6, 2023, referred to throughout as the date of inception. The Company is registered as a crowdfunding vehicle under Rule 3a-9 of the Investment Company Act of 1940, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by the crowdfunding issuer, Infinity Fuel Cell and Hydrogen, Inc. ("Infinity"), and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under Section 4(a)(6) of the Securities Act of 1933, as amended. The Company is controlled by Infinity. who will serve as the manager of the Company.

It is the intent of the Company to issue units of membership interests in the Company that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by Infinity to the Company pursuant to Regulation Crowdfunding.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared on a standalone basis and present only the financial position, results of operations, and cash flows of the Company. They do not include the accounts of any other entity and are not intended to present the financial position or results of operations of the consolidated entity.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") on the accrual basis of accounting.

Variable Interest Entity

The Company meets the definition of a variable interest entity ("VIE") under ASC 810, *Consolidation*. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. These evaluations are complex, involve judgment and the use of estimates and assumptions based on available historical information, among other factors.

Infinity is considered the primary beneficiary of the Company, which means it possesses both (i) the power to direct the activities of the Company that most significantly impact its performance; and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the Company. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. Accordingly, the Company consolidates its financial results with Infinity.

Management performs ongoing reassessments of whether changes in the facts and circumstances regarding Infinity's involvement with a VIE will cause the consolidation conclusion to change.

Investment in Equity Securities

The Company has elected to measure certain equity investments that do not have a readily determinable fair value at cost, less impairment, plus or minus observable price changes, as permitted by ASC 321, *Investments - Equity Securities*. The Company elected to measure the investments using the measurement alternative as the fair value of the investment is not readily determinable due to the lack of an active market and the illiquid nature of the securities. There were no observable price changes or impairment indicators during the year ended December 31, 2024 and the period from inception through December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company, elected to be classified as a corporation for income tax purposes. As a result of this election, the Company is now subject to corporate income taxation under Subchapter C of the Internal Revenue Code. For the year ended December 31, 2024 and the period from inception through December 31, 2023, the Company had no operating activity and did not generate any revenues or incur any expenses. Accordingly, there was no provision for income taxes recorded and no deferred tax assets or liability were recognized.

Crowdfunding Platform

The Company utilizes a crowdfunding platform, DealMaker, a registered funding portal for Regulation Crowdfunding. DealMaker provides administrative services to the Company, including investor communications, compliance management, marketing and investor relations support, and transfer agent services. DealMaker is not a member or investor in the Company and has no control or ownership interest in Infinity.

Subsequent Events

Management has evaluated the results of events subsequent to December 31, 2024 through April 22, 2025, the date the financial statements were available to be issued, for recognition or disclosure. Management has concluded that no subsequent events are to be recognized or disclosed.

NOTE 3 – INVESTMENT IN INFINITY

During 2023, Infinity began conducting a Regulation Crowdfunding offering of their Class C common stock through the Company. The maximum number of Class C shares that will be permitted through this offering was 610,937 shares at $8.00 per share, for a total amount of $4,999,996. As of December 31, 2024, the Company raised a total of $4,188,994 contributions, net of $2,033,624 issuance costs, from the offering of Class C common stock. These costs primarily included platform fees, regulatory filing fees, legal and administrative expenses, and advertising costs. As of December 31, 2024 and 2023, $2,155,370 and $146,204, respectively, is recorded in members' equity and included in the statements of changes in members' equity. The Company holds 523,506 and 18,635, respectively, of Infinity's Class C common stock as of December 31, 2024 and 2023.

NOTE 4 – RELATED PARTY TRANSACTIONS

All expenses incurred by the Company for the formation, operation, or winding up of the Company is either paid by Infinity or the Company is reimbursed by Infinity for such expenses. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by Infinity and the Company shall not receive any other compensation from Infinity. The Company has $125,116 and $7,410, respectively, due to Infinity as of December 31, 2024 and 2023.

NOTE 5 – RISKS AND UNCERTAINTIES

The Company's majority asset is a minority equity interest in Infinity. As a result, the Company is subject to a significant concentration of risk. The financial success of the Company is entirely dependent on the performance and outcomes of this single portfolio investment.

Additionally, the investment is in an early-stage, research and development company, which is inherently subject to high levels of business, market, operational, and liquidity risks. There is no assurance of a return on investment or the ability to realize liquidity in the near term, if at all.

Headquarters
280 Trumbull Street, 24th Floor
Hartford, CT 06103
860.522.3111

One Hamden Center
2319 Whitney Avenue, Suite 2A
Hamden, CT 06518
203.397.2525

14 Bobala Road, 3rd Floor
Holyoke, MA 01040
413.536.3970

WAdvising.com

